Pricing Term Sheet
dated September 23, 2014

Issuer Free Writing Prospectus

Filed pursuant to Rule 433
Registration Statement No. 333-189718
Supplementing the Preliminary Prospectus
Supplement dated September 22, 2014

(To Prospectus dated July 1, 2013)

TESARO, Inc.
Offering of

$175,000,000 aggregate principal amount of

3.00% Convertible Senior Notes due 2021

The information in this pricing term sheet supplements TESARO, Inc.’s preliminary prospectus supplement, dated September 22, 2014 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated July 1, 2013, and supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent therewith. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this pricing term sheet to the “Issuer” refer only to TESARO, Inc. and not to its subsidiaries.

Issuer:	TESARO, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	TSRO / NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	September 24, 2014.

Settlement Date:	September 29, 2014.

Notes:	3.00% Convertible Senior Notes due 2021 (the “Notes”).

Aggregate Principal Amount Offered:	$175.00 million aggregate principal amount of Notes (or $201.25 million, if the underwriters fully exercise their option to purchase additional Notes).

Maturity:	October 1, 2021, unless earlier repurchased or converted.

Annual Interest Rate:	3.00% per annum.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2015.

Record Dates:	March 15 and September 15.

Last Reported Sale Price of Common Stock on NASDAQ on September 23, 2014:	$26.025 per share of the Issuer’s common stock (the “Common Stock”).

Conversion Premium:	Approximately 35% above the NASDAQ Last Reported Sale Price of Common Stock.

Initial Conversion Price:	Approximately $35.13 per share.

Initial Conversion Rate:	28.4627 shares of the Issuer’s Common Stock per $1,000 principal amount of Notes.

Net Proceeds after Expenses:

The Issuer estimates that the net proceeds from this offering will be approximately $169.25 million (or $194.71 million if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discount and its estimated offering expenses.

Use of Proceeds:

The Issuer intends to use approximately $18.11 million of the net proceeds from this offering to fund the payment of the cost of the capped call transactions described below. The Issuer expects to use the remaining net proceeds that it will receive from this offering to fund commercialization activities for rolapitant (oral formulation), clinical trials for rolapitant (intravenous formulation), niraparib and its other product candidates, to carry out its immuno-oncology platform strategy, and for working capital and general corporate purposes. The Issuer may also use a portion of the proceeds to in-license or acquire, as the case may be, product candidates, technologies, compounds, other assets or complementary businesses, though the Issuer has no current understandings, agreements or commitments to do so. If the underwriters exercise their option to purchase additional Notes, the Issuer may use the net proceeds of the sale of the additional Notes to fund the payment of the cost of entering into additional capped call transactions and for the purposes described above.

Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	Leerink Partners LLC Robert W. Baird & Co. Incorporated BMO Capital Markets Corp.

Capped Call Transactions:

In connection with the pricing of the Notes, the Issuer expects to enter into capped call transactions (the “capped call transactions”) with one or more of the underwriters (or their affiliates) (in such capacities, the “hedge counterparties”). The capped call transactions will cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of shares of Common Stock underlying the Notes. If the underwriters exercise their option to purchase additional Notes, the Issuer may enter into additional capped call transactions with the hedge counterparties. The capped call transactions are expected generally to reduce the potential dilution and/or offset potential cash payments the Issuer is required to make in excess of the principal amount upon conversion of the Notes in the event that the market price per share of the Common Stock, as measured under the terms of the capped call transactions, is greater than the floor price of the capped call transactions, which initially corresponds to the Initial Conversion Price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per share of the Common Stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, the number of shares of the Common Stock and/or amounts of cash the Issuer receives upon exercise of the capped call transactions will be capped.

CUSIP Number:	881569 AA5

ISIN Number:	US881569AA53

Capitalization:

The Issuer’s entry into the capped call transactions, including the payment of the approximately $18.11 million premium therefor to the hedge counterparties (and the additional premium payable by the Issuer to the hedge counterparties if the Issuer enters into the additional capped call transactions described above), will result in a reduction to the Issuer’s additional paid-in capital, stockholders’ equity and total capitalization. The “As Adjusted” column in the capitalization table on page S-28 of the Preliminary Prospectus Supplement does not give effect to the Issuer’s entry into the capped call transactions, the payment of the premiums therefor to the hedge counterparties or such reductions to the Issuer’s additional paid-in capital, stockholders’ equity and total capitalization.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of Common Stock that will be added to the conversion rate per $1,000 principal amount of the Notes for each stock price and effective date set forth below:

Effective	Stock Price
Date	$26.025	$30.00	$35.13	$40.00	$45.00	$50.00	$60.00	$80.00	$100.00	$125.00	$150.00	$200.00
September 29, 2014	9.9618	8.3487	6.4913	5.2721	4.3619	3.6807	2.7424	1.7207	1.1921	0.8162	0.5891	0.3341
October 1, 2015	9.9618	8.2242	6.3052	5.0615	4.1445	3.4663	2.5470	1.5715	1.0801	0.7364	0.5309	0.3007
October 1, 2016	9.9618	8.0571	6.0637	4.7923	3.8695	3.1976	2.3061	1.3927	0.9487	0.6448	0.4649	0.2638
October 1, 2017	9.9618	7.8170	5.7341	4.4332	3.5090	2.8506	2.0026	1.1760	0.7939	0.5394	0.3901	0.2225
October 1, 2018	9.9618	7.4791	5.2829	3.9505	3.0329	2.4002	1.6213	0.9178	0.6159	0.4212	0.3073	0.1771
October 1, 2019	9.9618	6.9821	4.6325	3.2705	2.3798	1.7993	1.1396	0.6181	0.4184	0.2924	0.2168	0.1270
October 1, 2020	9.9618	6.1798	3.5815	2.2111	1.4163	0.9651	0.5450	0.2984	0.2142	0.1556	0.1175	0.0700
October 1, 2021	9.9618	4.8707	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the next higher and next lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•                  If the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $26.025 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Adjustment to Conversion Rate upon Conversion upon a Make-Whole Adjustment Event” to exceed 38.4245 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under the caption “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments.”

The Issuer has filed a registration statement (including a prospectus), and the Preliminary Prospectus Supplement, with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at prospectus@citi.com or by calling toll-free at 1-800-831-9146 or from Deutsche Bank Securities Inc., attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by email at prospectus.CPDG@db.com, or by telephone at (800) 503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.